                                                Filed pursuant to Rule 424(b)(3)
                                            File Nos. 333-57180 and 333-57180-01

PROSPECTUS

                                 $3,035,000,000

                         Tyco International Group S.A.

            Zero Coupon Convertible Debentures due February 12, 2021 fully and unconditionally guaranteed by and convertible into common shares of

                                 [LOGO OF TYCO]

                                  -----------

  The debentures are unsecured unsubordinated obligations of Tyco International Group S.A. (the "Company") that are fully and unconditionally guaranteed on an unsecured and unsubordinated basis by Tyco International Ltd. ("Tyco"). Selling securityholders will use this prospectus to resell their debentures and the Tyco common shares issuable upon conversion, and/or purchase by the Company of their debentures.

  Holders may surrender the debentures for conversion into Tyco common shares at a conversion rate of 8.6916 Tyco common shares per $1,000 principal amount at maturity of debentures if any of the following conditions is satisfied:

  . if the closing sale price of Tyco common shares for at least 20 trading days in the 30 trading day period ending on the trading day prior to the date of surrender is more than 110% of the accreted conversion price per common share on that preceding trading day;

  . if the Company has called the debentures for redemption; and

  . upon the occurrence of specified corporate transactions.

The conversion rate is subject to adjustment in specified circumstances.

  The Company will not pay interest on the debentures prior to maturity. The issue price represents a yield to maturity of 1.50% per year.

  The Company may redeem for cash all or part of the debentures on or after February 12, 2009. Holders may require the Company to repurchase all or part of their debentures at a price per debenture on February 12, 2003 of $764.15, on February 12, 2005 of $787.33, on February 12, 2007 of $811.22, on February 12,
2009 of $835.83, and on February 12, 2016 of $928.01. The Company may choose to pay the repurchase price for the February 12, 2003 repurchase in cash, Tyco common shares or a combination of cash and Tyco common shares. The Company will pay the repurchase price for the other repurchase dates in cash only. In addition, upon a change in control of Tyco occurring on or prior to February 12, 2009, each holder may require the Company to repurchase all or a portion of such holder's debentures for cash.

  Tyco's common shares currently trade on the New York Stock Exchange under the symbol "TYC." The closing price of Tyco's common shares on the New York Stock Exchange on March 30, 2001 was $43.23 per share.

  Investing in the debentures involves risks. See "Risk Factors Relating to the Debentures" on page 10.

                                  -----------

  We will not receive any of the proceeds from the sale of the debentures or the Tyco common shares by any of the selling securityholders. The debentures and the Tyco common shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the Tyco common shares may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any debentures or Tyco common shares as principals, any profits received by such broker-dealers on the resale of the debentures or Tyco common shares, may be deemed to be underwriting discounts or commissions under the Securities Act.

  Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is April 2, 2001.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
WHERE YOU CAN FIND MORE INFORMATION......................................   3
FORWARD LOOKING INFORMATION..............................................   4
SUMMARY..................................................................   5
RISK FACTORS RELATING TO THE DEBENTURES..................................  10
USE OF PROCEEDS..........................................................  11
RATIO OF EARNINGS TO FIXED CHARGES OF TYCO...............................  11
DESCRIPTION OF DEBENTURES................................................  12
DESCRIPTION OF THE TYCO COMMON SHARES....................................  27
CERTAIN LUXEMBOURG, BERMUDA AND UNITED STATES FEDERAL INCOME TAX
 CONSEQUENCES............................................................  30
SELLING SECURITYHOLDERS..................................................  35
PLAN OF DISTRIBUTION.....................................................  37
ENFORCEMENT OF CIVIL LIABILITIES.........................................  39
LEGAL MATTERS............................................................  39
EXPERTS..................................................................  39

   The Bermuda Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss arising from or in reliance upon any part of the contents of this document.

                               ----------------

                      WHERE YOU CAN FIND MORE INFORMATION

   Tyco files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

 Public Reference Room     Northeast Regional Office     Midwest Regional Office
 450 Fifth Street, N.W.      7 World Trade Center        500 West Madison Street
       Room 1024                  Suite 1300                   Suite 1400
 Washington, D.C. 20549    New York, New York 10048      Chicago, Illinois 60661

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

   The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Tyco, who file electronically with the SEC. The address of that site is www.sec.gov.

   You can also inspect reports, proxy statements and other information about Tyco at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   The Company and Tyco "incorporate by reference" information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Tyco has previously filed with the SEC. These documents contain important information about the Company and Tyco and their finances.

   TYCO SEC FILINGS (File No. 001-13836)                  PERIOD
   -------------------------------------                  ------
   Annual Report on Form 10-K                Fiscal year ended September 30, 2000

   Quarterly Report on Form 10-Q             Quarterly period ended December 31, 2000

   Current Reports on Form 8-K               Filed on November 1, 2000, November 15, 2000,
                                             February 9, 2001 and March 15, 2001

   The description of Tyco common shares     Filed on March 1, 1999
   as set forth in its Registration
   Statement on Form 8-A/A

   All documents filed by Tyco with the SEC under the Exchange Act from the date of this prospectus to the end of the offering of the debentures and Tyco common shares under this document shall also be deemed to be incorporated herein by reference.

   You may request a copy of these filings at no cost, by writing or calling Tyco at the following address or telephone number:

   Tyco International Ltd.
   The Zurich Centre, Second Floor
   90 Pitts Bay Road
   Pembroke HM 08, Bermuda
   (441) 292-8674

   Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

   We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                          FORWARD LOOKING INFORMATION

   Certain statements contained or incorporated by reference in this document are "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statement contained in this document or in any document incorporated by reference in this document, regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, earnings, cash flows, operating efficiencies, product expansion, backlog, financings and share repurchases, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company and Tyco, which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward looking statements include, among other things:

  . overall economic and business conditions;

  . the demand for the goods and services of the Company and Tyco;

  . competitive factors in the industries in which the Company and Tyco compete;

  . changes in government regulation;

  . changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations);

  . results of litigation;

  . interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations;

  . economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

  . the ability to achieve anticipated synergies and other cost savings in connection with acquisitions;

  . the timing, impact and other uncertainties of future acquisitions by Tyco; and

  . the timing of construction and the successful operation of the TyCom
    Global Network by Tyco's majority owned subsidiary, TyCom Ltd.

                                    SUMMARY

   The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "Tyco," "we," "our" and "us" refer to Tyco International Ltd. and its consolidated subsidiaries, and the term the "Company" refers to Tyco International Group S.A. and its consolidated subsidiaries, in each case unless otherwise specified.

                                      Tyco

   Tyco is a diversified manufacturing and service company that, through its subsidiaries:

  . designs, manufactures and distributes electrical and electronic components and multi-layer printed circuit boards;

  . designs, engineers, manufactures, installs, operates and maintains undersea cable communications systems;

  . designs, manufactures and distributes disposable medical supplies and other specialty products;

  . designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and

  . designs, manufactures and distributes flow control products and provides environmental consulting services.

   Tyco operates in more than 100 countries around the world and had revenues for its fiscal year ended September 30, 2000 and for its quarter ended December 31, 2000 of $28.9 billion and $8.0 billion, respectively.

   Tyco's strategy is to be the low-cost, high-quality producer and provider in each of its markets. We promote our leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of our existing operations and our business acquisitions, we seek to enhance shareholder value through increased earnings per share and strong cash flows.

   Tyco reviews acquisition opportunities in the ordinary course of business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

   Tyco's common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "TYC" and on the London Stock Exchange under the symbol "TYI."

   Tyco is a Bermuda company whose registered and principal executive offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and its telephone number is (441) 292-8674. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833. The telephone number there is (603) 778-9700.

   For additional information regarding the business of Tyco, please see Tyco's Form 10-K for the fiscal year ended September 30, 2000 and other filings of Tyco with the SEC which are incorporated by reference into this document. See "Where You Can Find More Information."

                                  The Company

   Tyco International Group S.A., a Luxembourg company, was formed as a Luxembourg corporation on March 30, 1998, as a wholly-owned subsidiary of Tyco. The registered and principal offices of the Company are located at 6, avenue Emile Reuter, 2nd Floor, L-2420 Luxembourg, and its telephone number is
(352) 464-340-1. The Company is a holding company whose only business is to own indirectly a substantial portion of the operating subsidiaries of Tyco and to perform treasury operations for Tyco companies. Otherwise, it conducts no independent business.

                              Current Developments

 Issuance of Notes

   On February 15, 2001, the Company issued $1.0 billion of its 6.375% notes due 2006 and $1.0 billion of its 6.750% notes due 2011 in a public offering. The notes are fully and unconditionally guaranteed by Tyco. The net proceeds of approximately $1.98 billion will be used to repay a portion of the borrowings under the Company's commercial paper program.

 Acquisition of The CIT Group

   On March 13, 2001, Tyco announced that it had entered into a definitive agreement with The CIT Group, Inc. ("CIT") pursuant to which Tyco will acquire CIT in a tax-free stock-for-stock merger. In the transaction, CIT stockholders will receive 0.6907 Tyco shares for each share of CIT. Immediately prior to consummation of the transaction, a subsidiary of Tyco will purchase 71 million shares of CIT for $35.02 per share in cash. The transaction is contingent upon customary regulatory review and approval by CIT stockholders. CIT manages more than $50 billion in assets across a diversified portfolio and is a leading global source of financing and leasing capital in more than 30 industries.

                                  The Offering

 Debentures.......................  $3,035,000,000 aggregate principal amount at maturity of debentures of the Company
                                    due February 12, 2021. The Company will not
                                    pay interest on the debentures prior to
                                    maturity. Each debenture was issued at a
                                    price of $741.65 per debenture and a
                                    principal amount at maturity of $1,000.

 Maturity of Debentures...........  February 12, 2021.

 Yield to Maturity of Debentures..  1.50% per year, computed on a semi-annual bond equivalent basis, calculated from
                                    February 12, 2001.

 Guarantees.......................  The debentures are fully and unconditionally guaranteed on an unsecured
                                    and unsubordinated basis by Tyco, the
                                    parent of the Company.

 Conversion Rights................  For each debenture surrendered for conversion, a holder will receive 8.6916
                                    Tyco common shares. The conversion rate
                                    will be adjusted for certain reasons
                                    specified in the indenture, but will not be
                                    adjusted for accrued original issue
                                    discount. Upon conversion, a holder will
                                    not receive any cash payment representing
                                    accrued original issue discount. Instead,
                                    accrued original issue discount will be
                                    deemed paid by the common shares received
                                    by the holder on conversion. See
                                    "Description of Debentures--Conversion
                                    Rights."

                                    Holders may surrender debentures for
                                    conversion into Tyco common shares if the closing sale price of the common shares for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the accreted conversion price per common share at such preceding trading day. The accreted conversion price per common share as of any day will equal the sum of the issue price of a debenture plus the accrued original issue discount for the debenture, with that sum divided by the number of common shares issuable upon conversion of a debenture on that day. Even if the foregoing condition is not satisfied, debentures or portions of debentures in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the day that is two business days prior to the redemption date.
                                    In addition, if Tyco makes a significant distribution to its shareholders or if it is a party to specified consolidations, mergers or binding share exchanges, holders may surrender debentures for conversion as provided in "Description of Debentures--
                                    Conversion Rights." The ability to
                                    surrender debentures for conversion will expire at the close of business on February
                                    12, 2021, unless they have previously been redeemed or purchased.

                                    When a holder surrenders debentures for
                                    conversion, the conversion agent will cause the debentures first to be offered to a financial institution chosen by the Company for exchange in lieu of the Company converting those debentures. In order to accept debentures surrendered for conversion, the designated institution must agree to exchange for those debentures a number of common shares equal to the number of common shares the holder of those debentures would receive upon conversion, plus cash for any fractional shares. If the designated institution declines to accept for exchange any debentures in whole or in part, or if the designated institution agrees to accept any debentures for exchange but does not timely deliver the related common shares, those debentures or parts of debentures will be converted.

                                    In either case, a U.S. holder that holds the debenture as a capital asset will generally recognize capital gain or loss equal to the difference between the fair market value of the common shares and cash received, and the U.S. holder's tax basis in its debenture. See "Certain Luxembourg, Bermuda and United States Federal Income
                                    Tax Consequences--Sale, Exchange,
                                    Retirement or Conversion" and "Risk Factors
                                    Relating to the Debentures--The conversion of the debentures will be taxable."

 Ranking..........................  The debentures and guarantees are unsecured and unsubordinated obligations and rank
                                    equal in right of payment with all of the
                                    Company's and Tyco's existing and future
                                    unsecured and unsubordinated indebtedness,
                                    respectively. The debentures and guarantees
                                    are effectively subordinated to all
                                    existing and future indebtedness and other
                                    liabilities of the Company's and Tyco's
                                    subsidiaries, respectively.

 Original Issue Discount..........  The Company offered each debenture with original issue discount for United States
                                    federal income tax purposes equal to the
                                    difference between the principal amount at
                                    maturity of each debenture and the issue
                                    price to investors allocated to the
                                    debenture. You should be aware that,
                                    although the Company will not pay interest
                                    on the debentures, U.S. investors must
                                    include accrued original issue discount in
                                    their gross income for United States
                                    federal income tax purposes prior to the
                                    conversion, redemption, sale or maturity of
                                    the debentures, even if such debentures are
                                    ultimately not converted, redeemed, sold or
                                    paid at maturity. See "Certain Luxembourg,
                                    Bermuda and United States Federal Income
                                    Tax Consequences--U.S. Holders--Original
                                    Issue Discount."

 Sinking Fund.....................  None.

 Redemption of Debentures at the    The Company may redeem all or a portion of
  Option of the Company...........  the debentures for cash at any time on or after February 12, 2009, at the redemption
                                    prices set forth in this prospectus. See
                                    "Description of Debentures--Redemption of
                                    Debentures at the Option of the Company."

 Purchase of the Debentures at the  Holders may require the Company to purchase
  Option of the Holder............  all or a portion of their debentures on
                                    February 12, 2003 for a price equal to
                                    $764.15 per debenture, on February 12, 2005
                                    for a price equal to $787.33 per debenture,
                                    on February 12, 2007 for a price equal to
                                    $811.22 per debenture, on February 12, 2009
                                    for a price equal to $835.83 per debenture,
                                    and on February 12, 2016 for a price equal
                                    to $928.01 per debenture. The Company may
                                    choose to pay the purchase price for the
                                    February 12, 2003 repurchase in cash, Tyco
                                    common shares or a combination of cash and
                                    Tyco common shares. See "Description of
                                    Debentures--Purchase of Debentures at the
                                    Option of the Holder."

 Change in Control................  Upon a change in control of Tyco occurring on or before February 12, 2009, each holder
                                    may require the Company to repurchase all
                                    or a portion of such holder's debentures
                                    for cash at a price equal to the issue
                                    price for such debentures plus accrued
                                    original issue discount to the date of
                                    repurchase. See "Description of
                                    Debentures--Change in Control of Tyco
                                    Permits Purchase of Debentures by the
                                    Company at the Option of the Holder."

 Events of Default................  If there is an event of default on the debentures, the issue price of the
                                    debentures plus the accrued original issue
                                    discount may be declared immediately due
                                    and payable. These amounts automatically
                                    become due and payable in certain
                                    circumstances.

 DTC Eligibility..................  The debentures have been issued in book-
                                    entry form and are represented by permanent
                                    global certificates deposited with a
                                    custodian for and registered in the name of
                                    a nominee of DTC in New York, New York.
                                    Beneficial interests in any such securities
                                    will be shown on, and transfers will be
                                    effected only through, records maintained
                                    by DTC and its direct and indirect
                                    participants and any such interest may not
                                    be exchanged for certificated

                                    securities, except in limited
                                    circumstances. See "Description of
                                    Debentures--Book-Entry System."

 Trading..........................  The debentures issued in the initial private placement are eligible for trading
                                    in the PORTAL system. Debentures sold using
                                    this prospectus, however, will no longer be
                                    eligible for trading in the PORTAL system.

 New York Stock Exchange Symbol     Tyco's common shares are traded on the New
  for Tyco common shares..........  York Stock Exchange under the symbol "TYC."

                    RISK FACTORS RELATING TO THE DEBENTURES

   Prospective investors should carefully consider the following information with the other information contained in this prospectus before purchasing the debentures.

The conversion of the debentures will be taxable.

   When a holder surrenders a debenture for conversion, regardless of whether the debenture is converted into Tyco common shares or exchanged for Tyco common shares by a financial institution chosen by the Company, a U.S. holder that holds the debenture as a capital asset will generally recognize capital gain or loss equal to the difference between the fair market value of the Tyco common shares and cash received, and the U.S. holder's tax basis in its debenture. See "Certain Luxembourg, Bermuda and United States Federal Income Tax Consequences--Sale, Exchange, Retirement or Conversion."

An active trading market for debentures may not develop.

   The Company and Tyco cannot assure you that an active trading market for the debentures will develop or as to the liquidity or sustainability of any such market, the ability of holders to sell their debentures or the price at which holders of the debentures will be able to sell their debentures. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of Tyco's common shares and the market for similar securities.

The Company and Tyco may not be able to raise the funds necessary to finance a change in control purchase or a purchase at the option of the holder.

   On February 12, 2003, 2005, 2007, 2009 and 2016, and upon the occurrence of specific kinds of change in control events occurring on or before February 12, 2009, holders of debentures may require the Company to purchase their debentures for cash. However, it is possible that the Company and Tyco would not have sufficient funds at that time to make the required purchase of debentures. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of Tyco's or the Company's indebtedness, would not constitute a change in control under the indenture. The Company may elect to satisfy the February 12, 2003 purchase in cash, Tyco common shares or a combination of cash and Tyco common shares. See "Description of Debentures--Purchase of Debentures at the Option of the Holder" and "-- Change in Control of Tyco Permits Purchase of Debentures by the Company at the Option of the Holder."

Our holding company structure results in structural subordination and may affect the ability of the Company and Tyco to make payments on debentures.

   The debentures are obligations exclusively of the Company, with guarantees by Tyco. The Company and Tyco are holding companies and conduct substantially all operations through subsidiaries. As a result, the Company's and Tyco's cash flow and ability to service debt, including the debentures, depends upon the earnings of their subsidiaries. In addition, the Company and Tyco depend on the distribution of earnings, loans or other payments by their subsidiaries.

   The Company's and Tyco's subsidiaries are separate and distinct legal entities. These subsidiaries have no obligation to pay any amounts due on the debentures or to provide the Company or Tyco with funds for payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by these subsidiaries to the Company or Tyco could be subject to statutory or contractual restrictions. Payments to the Company or Tyco by their subsidiaries will also be contingent upon these subsidiaries' earnings and business considerations.

   The Company's and Tyco's right to receive any assets of subsidiaries upon their liquidation or reorganization, and, as a result, the right of the holders of the debentures to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if the Company or Tyco were a creditor of any of these subsidiaries, their rights as a creditor would be subordinate to any security interest in the assets of the subsidiaries and any indebtedness of subsidiaries senior to that held by the Company or Tyco.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the debentures or Tyco common shares by the selling securityholders.

                   RATIO OF EARNINGS TO FIXED CHARGES OF TYCO

   The following table sets forth the ratio of earnings to fixed charges of Tyco for the quarter ended December 31, 2000, the fiscal years ended September 30, 2000, 1999 and 1998, the nine-month transition period ended September 30, 1997 and the year ended December 31, 1996.

                          Quarter      Year Ended    Nine Months
                           Ended     September 30,      Ended      Year Ended
                        December 31, -------------- September 30, December 31,
                            2000     2000 1999 1998     1997(4)       1996
                        ------------ ---- ---- ---- ------------- ------------
Ratio of earnings to
 fixed charges(1)(2)(3).... 6.90     7.51 3.53 5.07      1.00          2.54

--------
(1) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, minority interest, extraordinary items, cumulative effect of accounting changes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

(2)  On April 2, 1999, October 1, 1998, August 29, 1997 and August 27, 1997,
     Tyco merged with AMP Incorporated, United States Surgical Corporation, Keystone International, Inc. and Inbrand Corporation, respectively. On July 2, 1997, Tyco, formerly called ADT Limited, merged with Tyco International Ltd., a Massachusetts corporation at the time ("Former Tyco"). These five combinations were accounted for under the pooling of interests method of accounting. As such, the ratios of earnings to fixed charges presented above include the effect of the mergers, except that the calculation presented above for the period prior to January 1, 1997 does not include Inbrand due to immateriality.

(3) Earnings for the quarter ended December 31, 2000, the fiscal years ended September 30, 2000, 1999 and 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996 include net merger, restructuring and other non-recurring charges of $43.1 million (of which $25.0 million is included in cost of sales), $176.3 million (of which $1.0 million is included in cost of sales), $1,035.2 million (of which $106.4 million is included in cost of sales), $256.9 million, $947.9 million and $344.1 million, respectively. Earnings also include charges for the impairment of long-lived assets of $7.4 million, $99.0 million, $507.5 million, $148.4 million and $744.7 million in the quarter ended December 31, 2000, the fiscal years ended September 30, 2000 and 1999, the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively. Earnings for the quarter ended December 31, 2000 also include a $410.4 million gain on the sale of businesses. Earnings for the fiscal year ended September 30, 2000 also include a $1.76 billion gain on the issuance of common shares by a subsidiary. Earnings for the quarter ended December 31, 2000 and the nine months ended September 30, 1997 also include a write-off of purchased in-process research and development of $184.3 million and $361.0 million, respectively.

     On a supplemental basis, the ratio of earnings to fixed charges excluding net merger, restructuring and other non-recurring charges, charges for the impairment of long-lived assets, gain on the sale of businesses, gain on the issuance of common shares by a subsidiary and the write-off of purchased in-process research and development would have been 6.23x, 6.02x, 5.82x, 5.68x, 6.81x and 5.76x for the quarter ended December 31, 2000, the fiscal years ended September 30, 2000, 1999 and 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively.

(4) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 is presented.

                           DESCRIPTION OF DEBENTURES

   The Company issued the debentures and Tyco issued the related guarantees under a senior indenture dated as of February 12, 2001, among the Company, Tyco, as guarantor, and State Street Bank and Trust Company, as trustee. The following summarizes the material provisions of the debentures, the guarantees and the indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture. As used in this description, the words "we," "us," "our," the "Company" or "Tyco" do not include any current or future subsidiary of the Company or Tyco.

General

   On February 12, 2001, the Company issued $3,035,000,000 aggregate principal amount at maturity of debentures. The debentures will mature on February 12, 2021. The principal amount at maturity of each debenture is $1,000. The debentures will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by the Company for such purpose, in the Borough of Manhattan, The City of New York.

   The debentures were issued at a substantial discount from their principal amount at maturity. See "Certain Luxembourg, Bermuda and United States Federal Income Tax Consequences--U.S. Holders--Original Issue Discount." Each debenture was issued at an issue price of $741.65 per debenture. The Company will not make periodic payments of interest on the debentures, but the debentures will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a debenture. Original issue discount will accrue at a rate of 1.50% per annum from the date of issuance. The Company will calculate original issue discount on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months. The issue date for the debentures, and the commencement date for the accrual of original issue discount, was February 12, 2001.

   Original issue discount will cease to accrue on a debenture upon its maturity, conversion, purchase by the Company at the option of a holder or redemption. The Company may not reissue a debenture that has matured or been converted, purchased by the Company at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such debenture. In certain circumstances described in "-- Conversion Rights," however, a debenture surrendered by a holder for conversion may be transferred to a third party and remain outstanding.

   Holders may present for conversion any debentures that have become eligible for conversion at the office of the conversion agent, and may present debentures for registration of transfer at the office of the trustee.

Ranking of Debentures

   The debentures are unsecured and unsubordinated obligations of the Company. The debentures rank equal in right of payment with all of the Company's existing and future unsecured and unsubordinated indebtedness. See "Risk Factors Relating to the Debentures--Our holding company structure results in structural subordination and may affect the ability of the Company and Tyco to make payments on debentures."

The Guarantees

   Tyco agreed to fully and unconditionally guarantee the due and punctual payment of the principal of and premium, if any, and other obligations of the Company under the indenture with respect to the debentures, including the obligation to deliver Tyco common shares upon conversion of debentures, when and as the same become due and payable, whether at maturity, upon redemption or a repurchase date or otherwise. Tyco's guarantees are unsecured and unsubordinated obligations of Tyco and rank equally with other unsecured and unsubordinated obligations of Tyco. The guarantees provide that in the event of a default in payment of principal or premium, if any, on a debenture, the holder of that debenture may institute legal proceedings directly against Tyco to enforce the guarantees without first proceeding against the Company.

Conversion Rights

 General

   Holders may surrender debentures for conversion into Tyco common shares at a conversion rate of 8.6916 common shares per debenture if any of the following conditions is satisfied:

  . if the closing sale price of the Tyco common shares for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the accreted conversion price per common share at such preceding trading day;

  . if the Company has called the debentures for redemption; or

  . upon the occurrence of specified corporate transactions.

   We describe each of these conditions in greater detail below.

 Conversion Upon Satisfaction of Market Price Condition

   Holders may surrender debentures for conversion into Tyco common shares if the closing sale price of the common shares on the principal national securities exchange on which the Tyco common shares are listed, for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day prior to the day of surrender, exceeds 110% of the accreted conversion price per common share at that preceding trading day. The accreted conversion price per common share as of any day equals the quotient of:

  . the issue price of a debenture plus the accrued original issue discount for such debenture, divided by

  . the number of Tyco common shares issuable upon conversion of that debenture on that day.

   The conversion agent will, on the Company's behalf, determine daily if the debentures are convertible as a result of the market price of Tyco's common shares and will notify the Company, Tyco and the trustee accordingly.

 Conversion Upon Notice of Redemption

   A holder may surrender for conversion a debenture called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or a change in control purchase notice with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

 Conversion Upon Specified Corporate Transactions

   Even if the market price contingency described above under "--Conversion Rights--Conversion Upon Satisfaction of Market Price Condition" has not occurred, if Tyco elects to

  . distribute to all holders of its common shares certain rights entitling them to purchase, for a period expiring within 60 days, common shares at less than the quoted price of the common shares at the time, or

  . distribute to all holders of its common shares assets, debt securities or certain rights to purchase Tyco securities, which distribution has a per share value exceeding 15% of the closing price of Tyco's common shares on the day preceding the declaration date for such distribution,

Tyco must notify the holders of debentures at least 20 days prior to the ex-dividend date for such distribution. Once Tyco has given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or Tyco's announcement that such distribution will not take place.

   In addition, if Tyco is party to a consolidation, merger or binding share exchange pursuant to which its common shares would be converted into cash, securities or other property, a holder may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If Tyco is a party to a consolidation, merger or binding share exchange pursuant to which its common shares are converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into Tyco common shares will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its debenture immediately prior to the transaction. If the transaction also constitutes a "change in control," as defined below, the holder can require the Company to purchase all or a portion of its debentures as described under "-- Change in Control of Tyco Permits Purchase of Debentures by the Company at the Option of the Holder."

 Exchange In Lieu of Conversion

   When a holder surrenders debentures for conversion, the conversion agent will cause the debentures first to be offered to a financial institution chosen by the Company for exchange in lieu of conversion. We expect that when the debentures are convertible, the designated institution will submit to the conversion agent a non-binding offer to accept debentures surrendered for conversion. In order to accept debentures surrendered for conversion, the designated institution must agree to exchange for such debentures a number of Tyco common shares equal to the number of common shares the holder of such debentures would receive upon conversion, plus cash for any fractional shares. If the institution accepts any such debentures, it will deliver the appropriate number of Tyco common shares to the conversion agent and the conversion agent will deliver those shares to the holder who surrendered the debentures. The designation of an institution to which debentures may be submitted for exchange does not require the institution to accept any debentures from the conversion agent. If the designated institution declines to accept any debentures in whole or in part, those debentures or parts of debentures will be converted into Tyco common shares as of the close of business on the business day following the business day on which the debentures are surrendered for conversion. If the designated institution agrees to accept any debentures for exchange but does not timely deliver the related common shares, the debentures will be converted and the Tyco common shares will be delivered. Any debentures accepted for exchange by the designated institution will remain outstanding.

   The Company will not pay any consideration to, or otherwise enter into any arrangement with, the designated institution for or with respect to such designation. The Company anticipates that it will initially designate Credit Suisse First Boston Corporation as the institution to which offers described above will be made, although the Company may change this designation at any time.

   Regardless of whether a debenture is converted or the designated institution accepts a debenture in exchange for Tyco common shares and cash in lieu of fractional shares, a U.S. holder that holds the debenture as a capital asset will generally recognize capital gain or loss equal to the difference between the fair market value of the Tyco common shares and cash received, and the U.S. holder's tax basis in its debentures. See "Certain Luxembourg, Bermuda and United States Federal Income Tax Consequences--Sale, Exchange, Retirement or Conversion" and "Risk Factors Relating to the Debentures--The conversion of the debentures will be taxable."

 Conversion Rate and Delivery of Tyco Common Shares

   The conversion rate is 8.6916 Tyco common shares per debenture, subject to adjustment upon the occurrence of certain events described below. A holder of a debenture otherwise entitled to a fractional share will receive cash equal to the then-current market value of such fractional share.

   On conversion of a debenture, a holder will not receive any cash payment representing accrued original issue discount. Delivery to the holder of the full number of Tyco common shares into which the debenture is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy the Company's obligation to pay:

   . the principal amount at maturity of the debenture; and

   . accrued original issue discount attributable to the period from the issue date through the conversion date.

     As a result, accrued original issue discount will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Debentures that are exchanged will remain outstanding with the same terms as were in effect before the exchange.

  The Company will not adjust the conversion rate for accrued original issue discount. As soon as practicable following the conversion date, we will deliver through the conversion agent a certificate for the number of full Tyco common shares into which any debenture is converted, together with any cash payment for fractional shares.

   The Company will adjust the conversion rate for:

  . dividends or distributions on Tyco's common shares payable in common shares or other capital stock of Tyco;

  . subdivisions, combinations or certain reclassifications of Tyco's common shares;

  . distributions to all holders of Tyco common shares of certain rights entitling them to purchase common shares for a period expiring within 60 days at less than the quoted price at the time; and

  . distributions to all holders of Tyco's common shares of Tyco's assets or debt securities or certain rights to purchase Tyco securities, but excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the closing price of the Tyco common shares on the day preceding the date of declaration of such dividend or other distribution.

The Company will not adjust the conversion rate, however, if holders of debentures are to participate in the transaction without conversion, or in certain other cases.

   The indenture permits the Company to increase the conversion rate from time to time.

   If we are party to a consolidation, merger or binding share exchange pursuant to which the common shares are converted into cash, securities or other property, at the effective time of the transaction, the right to convert a debenture into Tyco common shares will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its debenture immediately prior to the transaction.

   In the event of:

  . a taxable distribution to holders of Tyco's common shares which results in an adjustment of the conversion rate; or

  . an increase in the conversion rate at the Company's discretion,

the holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend. See "Certain Luxembourg, Bermuda and United States Federal Income Tax Consequences--Sale, Exchange, Retirement or Conversion--Constructive Dividend."

Redemption of Debentures at the Option of the Company

   No sinking fund is provided for the debentures. Prior to February 12, 2009, the Company cannot redeem the debentures at its option. Beginning on February 12, 2009, the Company may redeem the debentures for cash in whole at any time, or in part from time to time. The Company will give not less than 15 days nor more than 60 days notice of redemption by mail to holders of debentures. Holders may convert debentures or portions of debentures called for redemption, even if the market price contingency described under "--Conversion Rights" has not occurred, until the close of business on the day that is two business days prior to the redemption date.

   The table below shows redemption prices of a debenture on February 12, 2009, at each February 12 after that prior to maturity and at maturity on February 12, 2021. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a debenture redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                             Accrued
                                                   Debenture Original
                                                     Issue    Issue   Redemption
   Redemption Date                                   Price   Discount   Price
   ---------------                                 --------- -------- ----------
   February 12:
   2009...........................................  $741.65  $ 94.18  $  835.83
   2010...........................................   741.65   106.77     848.42
   2011...........................................   741.65   119.54     861.19
   2012...........................................   741.65   132.51     874.16
   2013...........................................   741.65   145.67     887.32
   2014...........................................   741.65   159.03     900.68
   2015...........................................   741.65   172.59     914.24
   2016...........................................   741.65   186.36     928.01
   2017...........................................   741.65   200.33     941.98
   2018...........................................   741.65   214.51     956.16
   2019...........................................   741.65   228.91     970.56
   2020...........................................   741.65   243.52     985.17
   At stated maturity.............................   741.65   258.35   1,000.00

   If the Company redeems less than all of the outstanding debentures, the trustee shall select the debentures to be redeemed on a pro rata basis in principal amounts at maturity of $1,000 or integral multiples of $1,000. If a portion of a holder's debentures is selected for partial redemption and the holder converts a portion of the debentures, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of Debentures at the Option of the Holder

   On February 12, 2003, February 12, 2005, February 12, 2007, February 12, 2009 and February 12, 2016, each holder may require the Company to purchase any outstanding debenture for which such holder has properly delivered, and not withdrawn, a written purchase notice, subject to certain additional conditions. Holders may submit their debentures for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the fifth business day prior to the purchase date.

   The purchase price of a debenture will be:

  . $764.15 per debenture on February 12, 2003;

  . $787.33 per debenture on February 12, 2005;

  . $811.22 per debenture on February 12, 2007;

  . $835.83 per debenture on February 12, 2009; and

  . $928.01 per debenture on February 12, 2016.

Each of the purchase prices shown above is equal to the issue price plus original issue discount accrued at a rate of 1.5% to the purchase date. The Company may choose to pay the purchase price for the February 12, 2003 purchase in cash, Tyco common shares or a combination of cash and Tyco common shares. For all other purchases, the Company will pay the purchase price in cash. For a discussion of the tax treatment of a holder receiving cash, common shares or any combination thereof, see "Certain Luxembourg, Bermuda and United States Federal Income Tax Consequences--Sale, Exchange, Retirement or Conversion."

 Required Notices and Procedure

   On a date not less than 20 business days prior to each purchase date, the Company will be required to give notice to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require the Company to purchase their debentures. For the February 12, 2003 purchase, the Company will also state:

  . whether it will pay the purchase price of debentures in cash, Tyco common shares or a combination of cash and common shares, specifying the percentages of each;

  . if it elects to pay in Tyco common shares, in whole or in part, the method of calculating the market price of the common shares; and

  . the procedures that holders must follow to require the Company to purchase their debentures.

   The purchase notice given by each holder electing to require the Company to purchase debentures must be given so as to be received by the paying agent no later than the close of business on the fifth business day prior to the purchase date and must state:

  . the certificate numbers of the holder's debentures to be delivered for purchase;

  . the portion of the principal amount at maturity of debentures to be purchased, which must be $1,000 or an integral multiple of $1,000;

  . that the debentures are to be purchased by the Company pursuant to the applicable provisions of the debentures; and

  . if the Company elects, pursuant to the notice it is required to give, to pay any or all of the purchase price for the February 12, 2003 purchase in Tyco common shares, but instead must pay the purchase price entirely in cash because one or more of the conditions to payment of any or all of the purchase price in Tyco common shares (described below in "--Purchase of Debentures at the Option of the Holder--Election to Pay Purchase Price in Tyco Common Shares") is not satisfied prior to the close of business on the purchase date, whether such holder elects:

     (1) to withdraw the purchase notice as to some or all of the debentures to which it relates, stating the principal amount at maturity and certificate numbers of the debentures as to which such withdrawal shall relate; or

     (2) to receive cash in such event in respect of the entire purchase price for all debentures or portions of debentures subject to such purchase notice.

   If the holder fails to indicate in the purchase notice and in any written notice of withdrawal, a choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire purchase price for all debentures subject to the purchase notice in these circumstances.

   A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

  . the principal amount at maturity of the debentures being withdrawn;

  . the certificate numbers of the debentures being withdrawn; and

  . the principal amount at maturity, if any, of the debentures that remain subject to the purchase notice.

In connection with any purchase offer, the Company will:

  . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

  . file Schedule TO or any other required schedule under the Exchange Act.

   The Company's obligation to pay the purchase price for a debenture as to which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the debenture, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. The Company will cause the purchase price for the debenture to be paid promptly following the later of the purchase date or the time of delivery of the debenture.

   If the paying agent holds money or securities sufficient to pay the purchase price of the debenture on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the debenture will cease to be outstanding and original issue discount on such debenture will cease to accrue, whether or not the debenture is delivered to the paying agent. After the debenture ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the debenture.

   The terms of their then-existing borrowing agreements may limit the Company's and Tyco's ability to purchase debentures.

   Neither the Company nor Tyco as guarantor may purchase any debentures at the option of holders if an event of default with respect to the debentures, other than a default in the payment of the purchase price with respect to such debentures, has occurred and is continuing.

 Election to Pay Purchase Price in Tyco Common Shares

   If the Company elects to pay the purchase price for the February 12, 2003 purchase in Tyco common shares, the number of Tyco common shares to be delivered will equal the quotient of:

  . the portion of the purchase price to be paid in Tyco common shares, divided by

  . the market price of a Tyco common share.

   If we elect to deliver Tyco common shares in payment of any or all of the purchase price, a holder of a debenture otherwise entitled to a fractional share will receive cash equal to the then-current value of the fractional share.

   The "market price" of the Tyco common shares means the average of the sale prices of the common shares for the five trading day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five trading day period shall end on the last trading day prior to such third business day. The market price will be appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the Tyco common shares.

   The "sale price" of the Tyco common shares on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common shares are traded or, if the common shares are not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated.

   Because the market price of the Tyco common shares is determined prior to the applicable purchase date, holders of debentures bear the market risk with respect to the value of the Tyco common shares to be received from the date such market price is determined to such purchase date. The Company may pay the purchase price or any portion of the purchase price in Tyco common shares on February 12, 2003 only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

   The Company's right to purchase debentures, in whole or in part, with Tyco common shares on February 12, 2003 is also subject to satisfaction of various additional conditions, including:

  . the registration of the Tyco common shares under the Securities Act and the Exchange Act, if required; and

  . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

   If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, the Company will pay the purchase price for the holder's debentures entirely in cash. Once the Company has given the required notice to the holders of debentures describing the consideration it will pay for the debentures, it may not change the form, components or percentages of components of that consideration, except as described in the first sentence of this paragraph.

Change in Control of Tyco Permits Purchase of Debentures by the Company at the Option of the Holder

   In the event of a "change in control" of Tyco, as defined below, occurring on or prior to February 12, 2009, each holder will have the right, subject to the terms and conditions of the indenture, to require the Company to purchase for cash all or any portion of the holder's debentures, in integral multiples of $1,000 principal amount at maturity. The purchase price for each $1,000 principal amount at maturity of such debenture will equal the issue price of such debenture plus the accrued original issue discount to the date of purchase. The Company will be required to purchase the debentures as of the date that is 35 business days after the occurrence of the change in control. We refer to this date in this prospectus as the "change in control purchase date."

   Within 15 business days after a change in control occurs, the Company must mail to the trustee, to all holders of debentures at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, a notice regarding the change in control. The notice must state, among other things:

  . the events causing a change in control;

  . the date of the change in control;

  . the last date on which a holder may exercise the purchase right;

  . the change in control purchase price;

  . the change in control purchase date;

  . the name and address of the paying agent and the conversion agent;

  . the conversion rate and any adjustments to the conversion rate;

  . that debentures with respect to which a change in control purchase notice has been given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

  . the procedures that holders must follow to exercise these rights.

   To exercise this right, the holder must deliver a written notice to the paying agent so that it is received by the paying agent no later than the close of business on the fifth business day prior to the change in control purchase date. The purchase notice must state:

  . the certificate numbers of the debentures to be delivered by the holder;

  . the portion of the principal amount at maturity of debentures to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

  . that the Company is to purchase such debentures pursuant to the applicable provisions of the debentures.

   A holder may withdraw any change in control purchase notice by delivering a written notice of withdrawal to the paying agent so that it is received by the paying agent prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

  . the principal amount at maturity being withdrawn;

  . the certificate numbers of the debentures being withdrawn; and

  . the principal amount at maturity, if any, of the debentures that remain subject to a change in control purchase notice.

   The Company's obligation to pay the change in control purchase price for a debenture for which a holder has delivered, and not validly withdrawn, a change in control purchase notice is conditioned upon delivery of the debenture, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. The Company will cause the change in control purchase price for such debenture to be paid promptly following the later of the change in control purchase date or the time of delivery of such debenture.

   If the paying agent holds money sufficient to pay the change in control purchase price of the debenture on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, the debenture will cease to be outstanding and original issue discount on such debenture will cease to accrue, whether or not the debenture is delivered to the paying agent. After the debenture has ceased to be outstanding, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the debenture.

   Under the indenture, a "change in control" of Tyco is deemed to have occurred at such time as:

  . any person, including its affiliates and associates, other than Tyco, its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO, or any successor schedule, form or report under the Exchange Act, disclosing that such person has become the beneficial owner of 50% or more of the voting power of Tyco's common shares or other capital stock into which Tyco common shares are reclassified or changed, with certain exceptions; or

  . any consolidation or merger of Tyco is consummated pursuant to which the common shares would be converted into cash, securities or other property, in each case other than any consolidation or merger of Tyco in which the holders of the common shares immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

   The indenture does not permit the Company's board of directors to waive its obligation to purchase debentures at the option of holders in the event of a change in control.

   In connection with any purchase offer in the event of a change in control, the Company will:

  . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  . file Schedule TO or any other required schedule under the Exchange Act.

   The change in control purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of Tyco. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

  . to accumulate Tyco common shares;

  . to obtain control of Tyco by means of a merger, tender offer, solicitation or otherwise; or

  . by management to adopt a series of anti-takeover provisions.

Instead, the change in control purchase feature is a standard term contained in other offerings of debentures that have been marketed by Credit Suisse First Boston Corporation. The terms of the change in control purchase feature resulted from negotiations between Credit Suisse First Boston Corporation, Tyco and the Company.

   Tyco could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the debentures but that would increase the amount of Tyco's, or its subsidiaries', outstanding indebtedness.

   Neither the Company nor Tyco as guarantor may purchase debentures at the option of holders upon a change in control if an event of default with respect to the debentures, other than a default in the payment of the change in control purchase price with respect to the debentures, has occurred and is continuing.

Redemption Upon Changes in Withholding Taxes

   The Company may redeem all, but not less than all, of the debentures under the following conditions:

     1. If there is a change or an amendment in the laws or regulations of Luxembourg or Bermuda or any political subdivisions or taxing authorities thereof or therein having power to tax (a "Taxing Authority"), or any change in the application or official interpretation of such laws or regulations.

     2. As a result of such change, the Company or Tyco became or will become obligated to pay Additional Amounts, as defined below in "Payment of Additional Amounts," on the next payment date with respect to the debentures.

     3. The obligation to pay Additional Amounts cannot be avoided through the Company's or Tyco's reasonable measures.

     4. The Company delivers to the trustee:

    . a certificate signed by two directors of the Company or two officers of Tyco, as the case may be, stating that the obligation to pay Additional Amounts cannot be avoided by the Company or Tyco taking reasonable measures available to it; and

    . a written opinion of independent legal counsel to the Company or Tyco, as the case may be, of recognized standing to the effect that the Company or Tyco, as the case may be, has or will become obligated to pay Additional Amounts as a result of a change, amendment, official interpretation or application described above and that the Company cannot avoid the payment of such Additional Amounts by taking reasonable measures available to it.

     5. Following the delivery of the certificate and opinion described in paragraph 4 above, the Company provides notice of redemption not less than 30 days, but not more than 60 days, prior to the date of redemption. The notice of redemption cannot be given more than 60 days before the earliest date on which the Company or Tyco would be otherwise required to pay Additional Amounts, and the obligation to pay Additional Amounts must still be in effect when the notice is given.

   Upon the occurrence of each of 1 through 5 above, the Company may redeem the debentures at a redemption price equal to the issue price plus accrued original issue discount, to the redemption date, plus any Additional Amounts.

Payment of Additional Amounts

   Unless otherwise required by Luxembourg or Bermuda law, neither the Company nor Tyco will deduct or withhold from payments made with respect to the debentures and the guarantees on account of any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Taxing Authority ("Taxes"). In the event that the Company or Tyco is required to withhold or deduct on account of any Taxes from any payment made under or with respect to the debentures or the guarantees, as the case may be, the Company or Tyco, as the case may be, will pay such additional amounts so that the net amount received by each holder of debentures, including those additional amounts, will equal the amount that such holder would have received if such Taxes had not been required to be withheld or deducted. The amounts that the Company or Tyco are required to pay to preserve the net amount receivable by the holders of debentures are referred to as "Additional Amounts."

   Additional Amounts will not be payable with respect to a payment made to a holder of debentures to the extent:

     1. that any such Taxes would not have been so imposed but for the existence of any present or former connection between such holder and the relevant Taxing Authority imposing such Taxes, other than the mere receipt of such payment, acquisition, ownership or disposition of such debentures or the exercise or enforcement of rights under such notes, their guarantees or the indenture;

     2. of any estate, inheritance, gift, sales, transfer, or personal property Taxes imposed with respect to such notes, except as otherwise provided in the indenture;

     3. that any such Taxes would not have been imposed but for the presentation of such debentures, where presentation is required, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to Additional Amounts had the debentures been presented for payment on any date during such 30-day period; or

     4. that such holder would not be liable or subject to such withholding or deduction of Taxes but for the failure to make a valid declaration of non-residence or other similar claim for exemption, if:

    . the making of such declaration or claim is required or imposed by statute, treaty, regulation, ruling or administrative practice of the relevant Taxing Authority as a precondition to an exemption from, or reduction in, the relevant Taxes; and

    . at least 60 days prior to the first payment date with respect to which the Company or Tyco shall apply this clause 4, the Company or Tyco shall have notified all holders of debentures in writing that they shall be required to provide such declaration or claim.

   Each of the Company and Tyco, as applicable, will also:

    . withhold or deduct the Taxes as required;

    . remit the full amount of Taxes deducted or withheld to the relevant
      Taxing Authority in accordance with all applicable laws;

    . use its reasonable best efforts to obtain from each relevant Taxing
      Authority imposing such Taxes certified copies of tax receipts evidencing the payment of any Taxes deducted or withheld; and

    . upon request, make available to the holders of debentures, within 60 days after the date the payment of any Taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company or Tyco or, if, notwithstanding the Company's or Tyco's efforts to obtain such receipts, the same are not obtainable, other evidence of such payments.

   At least 30 days prior to each date on which any payment under or with respect to the debentures is due and payable, if the Company or Tyco will be obligated to pay Additional Amounts with respect to such payment, the Company or Tyco will deliver to the trustee an officer's certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information as is necessary to enable the trustee to pay such Additional Amounts to holders of such debentures on the payment date.

   The foregoing provisions shall survive any termination or the discharge of the indenture and shall apply to any jurisdiction in which any successor to the Company or Tyco, as the case may be, is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein.

   In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and Additional Amounts with respect thereto, payable in Luxembourg, Bermuda or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of the debentures.

   Whenever in the indenture, the debentures, the guarantees or in this prospectus there is mentioned, in any context, the payment of principal, redemption price, or any other amount payable under or with respect to any debenture, such mention shall be deemed to include the payment of Additional Amounts to the extent payable in the particular context.

Merger and Sale of Assets by the Company or Tyco

   The indenture provides that neither the Company nor Tyco may consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

  . the Company or Tyco is the surviving person, or the resulting, surviving or transferee person, if other than the Company or Tyco, as the case may be, is organized and existing under the laws of:

   (a) the United States, any state thereof or the District of Columbia;

   (b) Bermuda or any member country of the European Union; or

   (c) any other country, if the merger, consolidation or other transaction would not impair the rights of holders;

  . the successor person assumes all obligations of the Company under the debentures and the indenture or Tyco under the guarantees, as the case may be; and

  . the Company and Tyco or such successor person will not be in default under the indenture immediately after the transaction.

   When such a person assumes the Company's or Tyco's obligations in such circumstances, subject to certain exceptions, the Company or Tyco, as the case may be, shall be discharged from all obligations under the debentures and the indenture or the guarantees. Although the indenture permits these transactions, some of the transactions described above which occur on or prior to February 12, 2009 could constitute a change in control of Tyco and permit each holder to require the Company to purchase the debentures of such holder as described above.

Events of Default

   The following are events of default for the debentures:

  . default in payment of the principal amount at maturity, issue price, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any debenture when such amount becomes due and payable;

  . failure by the Company or Tyco to comply with any of its other agreements in the debentures or the indenture or the guarantees upon receipt by the Company of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding and the failure to cure (or obtain a waiver of) such default within 90 days after receipt of such notice;

  . default by the Company or Tyco in the payment at the final maturity thereof, after the expiration of any applicable grace period, of principal of, or premium, if any, on indebtedness for money borrowed, other than non-recourse indebtedness, in the principal amount then outstanding of $50 million or more, or acceleration of any indebtedness in such principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded within 10 business days after notice to the Company or Tyco in accordance with the indenture;

  . the guarantees cease to be, or the Company or Tyco asserts in writing that such guarantees are not, in full force and effect and enforceable in accordance with their terms; or

  . certain events of bankruptcy, insolvency or reorganization affecting
    Tyco, the Company, or certain of Tyco's significant subsidiaries if such subsidiaries become guarantors under the senior indenture of the Company.

   If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding may declare the issue price of the debentures plus the original issue discount on the debentures accrued through the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of Tyco or the Company, the issue price of the debentures plus the original issue discount accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Backup Withholding and Information Reporting

   Information reporting may apply to original issue discount or dividends, if any, made by the Company or Tyco on, or the proceeds of the sale or other disposition of, the debentures or Tyco common shares with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies appropriate information when requested or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

Modification

   The Company, Tyco and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the debentures with the consent of the holders of at least a majority in principal amount at maturity of the debentures then outstanding. However, without the consent of each holder, no supplemental indenture may:

  . alter the manner of calculation or rate of accrual of original issue discount on any debenture or extend the time of payment;

  . make any debenture payable in money or securities other than that stated in the debenture;

  . extend the stated maturity of any debenture;

  . reduce the principal amount at maturity, issue price, redemption price, purchase price or change in control purchase price with respect to any debenture;

  . make any change that adversely affects the right of a holder to convert any debenture;

  . make any change that adversely affects the right to require the Company to purchase a debenture;

  . impair the right to convert, or receive payment with respect to, a debenture, or right to institute suit for the enforcement of any payment with respect to, or conversion of, the debentures; and

  . change the provisions in the indenture that relate to modifying or amending the indenture or the guarantees of the indenture.

   Without the consent of any holder of debentures, the Company, Tyco and the trustee may enter into supplemental indentures for any of the following purposes:

  . to evidence a successor to the Company or Tyco and the assumption by that successor of the Company's or Tyco's obligations under the indenture and the debentures or the guarantees, as the case may be;

  . to add to our covenants for the benefit of the holders of the debentures or to surrender any right or power conferred upon us;

  . to secure our obligations in respect of the debentures;

  . to make any changes or modifications to the indenture necessary in connection with the registration of the debentures under the Securities Act and the qualification of the debentures under the Trust Indenture Act as contemplated by the indenture;

  . to cure any ambiguity or inconsistency in the indenture.

   No supplemental indenture entered into pursuant to the second, third, fourth or fifth bullets of the preceding paragraph may be entered into without the consent of the holders of a majority in principal amount at maturity of the debentures, however, if such supplemental indenture may materially and adversely affect the interests of the holders of the debentures.

   The holders of a majority in principal amount at maturity of the outstanding debentures may, on behalf of the holders of all debentures:

  . waive compliance by the Company with restrictive provisions of the indenture, as detailed in the indenture; and

  . waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common shares upon conversion with respect to any debenture or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debenture affected.

Governing Law

   The indenture, the debentures and the guarantees are governed by, and will be construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Information Concerning the Trustee

   State Street Bank and Trust Company is the trustee, registrar, paying agent and conversion agent.

Book-Entry System

   The debentures were only issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the debentures for all purposes under the indenture. Owners of beneficial interests in the debentures represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the debentures, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. The Company, Tyco and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

   The debentures, represented by a global security, will be exchangeable for certificated securities with the same terms only if:

  . DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

  . the Company decides to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

  . a default under the indenture occurs and is continuing.

   DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the agent, banks, trust companies, clearing corporation and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                     DESCRIPTION OF THE TYCO COMMON SHARES

   The following description is a summary of the terms of the common shares of Tyco International Ltd. This description is not complete and is subject to the applicable provisions of Bermuda law and Tyco's Memorandum of Association and Bye-Laws. Tyco has authorized 2,500,000,000 common shares. As of March 2, 2001, there were 1,753,548,058 common shares outstanding.

Dividends

   Tyco's Board of Directors may declare dividends out of Tyco's available profits as long as there are no reasonable grounds for believing that:

  . Tyco is, or after payment of the dividend would be, unable to pay its liabilities as they become due, or

  . the realizable value of Tyco's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

   Subject to special rights of any other Tyco shares, all dividends are payable according to the amounts paid or credited as paid on common shares. Dividends are normally payable in U.S. dollars, but holders with a registered address in the United Kingdom and other countries outside the United States may receive payment in another currency. Any dividend that is unclaimed may be invested or otherwise made use of by Tyco's Board, and after a period of 12 years is forfeited and reverts to Tyco.

Voting Rights

   At any general meeting, votes may be given in person or by proxy. Tyco's Bye-Laws require that any proxy must be a shareholder of Tyco. Under Tyco's Bye-Laws, not less than two holders of common shares present, in person or by proxy, constitute a quorum at a general meeting except as provided under "-- Variation of Rights" below.

   Under Bermuda law, questions proposed for consideration at a company's general meeting are decided by a simple majority vote or by the vote required by the bye-laws, except where a larger majority is required by law. Any question proposed for consideration at a general meeting may be decided on a show of hands, in which each shareholder present in person or by proxy is entitled to one vote and casts this vote by raising his or her hand, unless, before or on the declaration of the result of a show of hands, a poll is demanded by:

  . the Chairman of the meeting;

  . at least three shareholders present in person or represented by proxy;

  . any shareholder or shareholders present in person or represented by proxy holding individually or between them at least 10% of the total voting rights of all shareholders having the right to vote at the meeting; or

  . a shareholder or shareholders present in person or by proxy holding shares conferring the right to vote at the meeting and on which an aggregate sum has been paid equal to at least 10% of the total sum paid up on all shares entitled to vote.

   Tyco's Bye-Laws provide that a shareholder is not entitled, except as proxy for another shareholder, to be present or vote at any meeting, either personally or by proxy, in respect of any share held by the shareholder, whether alone or jointly with any other person, on which there shall not have been paid all calls due and payable, together with interest and expenses. Tyco's Bye-Laws also provide that any person who is known or believed by Tyco to be interested in common shares, and who has failed to comply with a notice from Tyco requesting specified information regarding that person's interest in common shares, will lose voting rights for the period the shareholder fails to comply with the notice, plus an additional 90 days. In addition, a shareholder loses voting rights,

  . if the shareholder has failed to comply with a notice under Tyco's Bye-
    Laws requiring the shareholder to make an offer in accordance with the City Code on Takeovers and Mergers of the United Kingdom, as applied by Tyco's Bye-Laws, or, as the case may be, in accordance with Tyco's Bye-Laws,

  . for a period of 180 days if the shareholder acquires three percent or more of the issued share capital of any class of Tyco, either alone or in concert with others, and fails to notify Tyco of the acquisition within two days, or, already possessing three percent or more of the issued share capital of any class of Tyco, fails to notify Tyco of a change in the shareholder's interests amounting to one percent or more of the share capital of any class, provided that Tyco notifies the shareholder of the loss of the voting rights.

Liquidation

   On a liquidation of Tyco, holders of common shares are entitled to receive any assets remaining after the payment of Tyco's debts and the expenses of the liquidation, subject to special rights of any other class of shares.

Suspension of Rights

   In certain circumstances, the rights of a shareholder to vote and to receive any payment or income or capital in respect of a common share may be suspended. Those circumstances include failure to provide information about ownership of and other interests in common shares, if so required in accordance with Tyco's Bye-Laws, as discussed above under "--Voting Rights."

Variation of Rights

   If, at any time, the share capital of Tyco is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the terms of issue of the shares of that class, may be varied with written consent of the holders of three-fourths of the issued shares of that class, or by resolution passed at a separate general meeting by a majority of three-fourths of the holders of the shares of that class voting in person or by proxy. Under Tyco's Bye-Laws, three shareholders holding not less than one-third of the issued shares of a class, in person or by proxy, constitute a quorum at a general meeting held for this purpose. At any adjournment of this meeting, two shareholders of that class, in person or by proxy, constitute a quorum, irrespective of the amount of their holdings.

Sale, Lease or Exchange of Assets and Mergers

   Under Bermuda law, there is no requirement for a company's shareholders to approve a sale, lease or exchange of all or substantially all of a company's property and assets. Bermuda law provides that a company may enter into a compromise or arrangement in connection with a scheme for the reconstruction of the company on terms that include, among other things, the transfer of all or part of the undertaking or the property of the company to another company. Any compromise or arrangement of this kind requires the approval of a majority in number representing three-fourths in value of the creditors or shareholders or class of shareholders, as the case may be, present and voting either in person or by proxy at the meeting, and the sanction of the Bermuda Supreme Court.

   Under Bermuda law, unless a company's bye-laws provide otherwise, an amalgamation requires the approval of the holders of at least three-fourths of those voting at a meeting of shareholders at which a requisite quorum is present. Tyco's Bye-Laws do not contain any contrary provisions. For purposes of approval of an amalgamation, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of that class would be altered by virtue of the amalgamation.

Share Acquisitions, Business Combinations and Related Provisions

   Under Tyco's Bye-Law 104(1)(A), if any person, whether as a result of one transaction or a series of transactions, would be obligated to make an offer to Tyco's securityholders under the Rules of the City Code, Tyco's Board may require that person to make an offer as if the City Code applied to Tyco. The City Code provides that, when any person, together with persons acting in concert with that person, acquires shares which carry 30% or more of the voting rights of a company, that person must make an offer for all shares of any class of equity share capital, whether voting or non-voting, and also any voting non-equity share capital in which that person or persons hold shares. The offer must be for cash or offer a cash alternative, in each case at not less than the highest price paid, in cash or otherwise, by the offeror, or anyone acting in concert with the offeror, for shares of the same class during the offer period and within the 12 months before commencement of the offer.

   Tyco's Bye-Law 104(3) further provides that, where any person is interested in 30% or more of Tyco's outstanding common shares, Tyco's Board may serve a notice requiring that person to make an offer for all of the outstanding securities of Tyco if Tyco's Board determines that an offer under Tyco's Bye-Law 104(1)(A) is not expedient, or if a person required to make the offer fails to do so. This offer must be made within 30 days of the demand on terms that payment in full therefor will be made within 21 days of the offer becoming unconditional in all respects. If Tyco's Board serves a notice under this provision, the directors may also require that the offeror offer to purchase securities of Tyco convertible into voting or non-voting shares of Tyco on terms considered "fair and reasonable" by the directors in their sole discretion. Unless Tyco's Board otherwise agrees, the offer must be for cash or must offer a cash alternative at not less than the highest price paid by the offeror, or any person acting in concert with the offeror, for shares of that class within the preceding 12 months or, if that price is unavailable or inappropriate, at a price fixed by the directors. Any offer of this kind must remain open for at least 14 days after the date on which it becomes unconditional as to acceptances.

   Tyco's Bye-Law 104(1)(B) provides that when any person has acquired, is in the process of acquiring, or appears to Tyco's Board likely to acquire an interest in shares of Tyco in circumstances in which that person would be subject to the "Rules Governing Substantial Acquisitions of Shares" issued by the Takeover Panel of the United Kingdom, the directors may give notice requiring that person to comply with these rules. If that person fails to comply, the directors may give further notice requiring that person, within 28 days of the date of the notice, to dispose, or to procure the disposal by any person with whom the person has acted in concert, of any interest in shares acquired. These rules provide that a person may not, in any period of seven days, acquire shares representing 10% or more of the voting rights in a company if these shares, aggregated with shares already held by the purchaser, would carry 15% or more, but less than 30%, of the voting rights of the company. The rules do not apply to an acquisition from a single shareholder if the acquisition is the only acquisition within a seven-day period and do not apply to a person who acquires 30% or more of the voting rights in a company.

   Under Tyco's Bye-Laws, any person who acquires an interest in three percent or more of the issued share capital of any class of Tyco is required to notify Tyco of that interest and of any change in that person's interest amounting to one percent or more of the issued capital of any class. This notification must be made within two days, Saturday and Sundays excluded, after the relevant event. In determining the percentage interest of any person for these purposes and for the purposes of Bye-Law 104, interests of persons acting in concert may be aggregated.

                 CERTAIN LUXEMBOURG, BERMUDA AND UNITED STATES
                        FEDERAL INCOME TAX CONSEQUENCES

   The following discussion is intended to be a general summary of Luxembourg, Bermuda and United States federal income tax consequences to holders of debentures and common shares into which the debentures have been converted. Due to the complexity of the tax laws of these and other taxing jurisdictions, the uncertainty, in some instances, as to the manner in which such laws apply to holders, and possible changes in law, it is particularly important that each holder consult with its own tax advisor regarding the tax treatment of the acquisition, ownership and disposition of debentures and common shares into which the debentures have been converted under the laws of any federal, state, local or other taxing jurisdiction.

Luxembourg

   Under current law, no withholding or deduction is imposed in Luxembourg in respect of any payment to be made in respect of the debentures. Holders of debentures who are neither resident in Luxembourg nor engaged in a trade or business through a permanent establishment or permanent representative in Luxembourg will not be subject to taxes or duties in Luxembourg with respect to interest payments on, or gains realized on the disposition of, the debentures. No stamp, registration or similar taxes, duties or charges are payable in Luxembourg in connection with the issue of the debentures.

Bermuda

   Under current law, no income, withholding or other taxes or stamp, registration or other duties are imposed in Bermuda upon the issue, transfer or sale of the debentures, payments made in respect of the debentures, or the conversion of the debentures into common shares.

   As of the date hereof, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of common shares or in respect of distributions by us with respect to our common shares. Furthermore, we have received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an undertaking that, in the event of there being enacted in Bermuda any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation or any tax in the nature of an estate or inheritance tax or duty, the imposition of such tax shall not be applicable to us or any of our operations, nor to our common shares nor to our obligations until the year 2016. This undertaking applies to our common shares. It does not, however, prevent the application of Bermuda taxes to persons ordinarily resident in Bermuda.

   The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to a decision whether to invest in the debentures. Potential investors are urged to consult their tax advisors concerning the United States federal, state and local, Bermuda, and other non-United States tax consequences of the debentures to them.

United States

   The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of debentures, and common shares into which debentures have been converted. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring or holding debentures. Moreover, this summary deals only with purchasers who hold debentures or common shares into which debentures have been converted as "capital assets" within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding debentures as a position in a "straddle," "hedge," "conversion" or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10 percent or more of our voting power, or U.S. holders, as defined below, whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality.

   Prospective purchasers of the debentures are urged to consult their own tax advisors concerning the consequences, in their particular circumstances, of ownership and disposition of the debentures, and common shares into which the debentures have been converted, under the U.S. federal tax laws and the laws of any relevant state, local or non-U.S. taxing jurisdiction.

   The Company and Tyco have been advised by their counsel, Wilmer, Cutler & Pickering, that in the opinion of such counsel the debentures will be treated as indebtedness for United States federal income tax purposes. Counsel has further advised the Company and Tyco that it is counsel's opinion that, while the following does not purport to discuss all tax matters relating to the debentures, based upon the debentures being treated as indebtedness, the following are the material federal income tax consequences of the debentures, subject to the qualifications set forth above.

   As used herein, the term "U.S. holder" means a beneficial owner of debentures or common shares into which debentures have been converted that is, for U.S. federal income tax purposes:

  . a citizen or resident of the United States;

  . a corporation or other entity that has elected to be treated as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

  . an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  . a trust if, in general, a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions.

   As used herein, the term "non-U.S. holder" means a beneficial owner, other than a partnership, of debentures or common shares into which debentures have been converted that is not a U.S. holder for U.S. federal income tax purposes.

   If a partnership, including for this purpose any entity treated as a partnership for U.S. tax purposes, is a beneficial owner of debentures or common shares into which debentures have been converted, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of debentures that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of debentures and common shares into which debentures have been converted.

U.S. Holders

 Original Issue Discount

   The debentures were issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated principal amount at maturity of each debenture constitutes original issue discount. The "issue price" of the debentures equals the first price at which a substantial amount of the debentures was sold for cash to the public, not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. U.S. holders of the debentures will be required to include original issue discount in income periodically over the term of the debentures before receipt of the cash or other payment attributable to such income.

   A U.S. holder of a debenture must include in gross income for federal income tax purposes such holder's "accrued original issue discount," which is the sum of the daily portions of original issue discount with respect to the debenture for each day during the taxable year or portion of a taxable year on which such holder holds the debenture. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the debenture at the beginning of the accrual period multiplied by the yield to maturity of the debenture. The accrual period of a debenture may be of any length and may vary in length over the term of the debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period or on the first day of an accrual period. The adjusted issue price of the debenture at the start of any accrual period is the issue price of the debenture increased by the accrued original issue discount for each prior accrual period. Under these rules, U.S. holders will have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase a holder's tax basis in the debenture.

   If a U.S. holder acquires the debenture for an amount greater than the debenture's adjusted issue price, that is, at an acquisition premium, that U.S. holder's daily portions of OID with respect to the debenture will be reduced by an allocable portion of the amount by which the price paid by such holder, up to the stated principal amount, exceeds the debenture's adjusted issue price.

   Original issue discount on the debentures will be income from sources outside the United States and, with certain exceptions, will be treated as "passive" income for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws. The rules relating to foreign tax credits and the timing thereof are extremely complex, and U.S. holders should consult their own tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

 Market Discount

   If a U.S. holder purchases a debenture for an amount that is less than its adjusted issue price, the amount of the difference will be treated as market discount for United States federal income tax purposes, unless the difference is less than a specified de minimis amount. A U.S. holder that acquires a debenture at a market discount is generally required to treat as ordinary income any gain recognized on the disposition of the debenture to the extent of the "accrued market discount" on the debenture at the time of disposition, unless the holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the debenture at the time of acquisition, or, at the election of the holder, under a constant yield method. A U.S. holder that acquires a debenture at a market discount and that does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the debenture until such debenture is disposed of in a taxable transaction.

Sale, Exchange, Retirement or Conversion

   Upon the sale, exchange, retirement or conversion of a debenture, a U.S. holder will recognize taxable gain or loss equal to the difference between such holder's adjusted tax basis in the debenture and the amount realized on the sale, exchange, retirement or conversion, including the fair market value of any common shares received upon a conversion or repurchase of a debenture. A U.S. holder's adjusted tax basis in a debenture will generally equal the cost of the debenture to such holder, increased by any amount included in income as original issue discount or market discount as described above. In general, gain or loss realized on the sale, exchange, retirement or conversion of a debenture will be capital gain or loss, except to the extent of any accrued market discount, which will generally be taxable as ordinary interest income as described above. Prospective investors should consult their tax advisors regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their debentures for more than one year, and losses, the deductibility of which is subject to limitations. A U.S. holder's tax basis in the common shares received upon the conversion or repurchase of a debenture will be equal to their fair market value at the time of conversion or repurchase, and the holding period for such common shares will begin on the day following the date of the exchange.

 Dividends

   If a U.S. holder receives common shares, in general, distributions on the common shares that are paid out of our current or accumulated earnings and profits, as defined for U.S. federal income tax purposes, will constitute dividends and will be includible in income by a holder when received or accrued, in accordance with that holder's method of accounting for U.S. federal income tax purposes.

 Constructive Dividend

   If at any time we make a distribution of property to our shareholders that would be taxable to the shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the debentures.

   For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase at our discretion will generally result in deemed dividend treatment to holders of the debentures, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common shares will not. See "Description of Debentures--Conversion Rights."

 Backup Withholding and Information Reporting

   Non-exempt U.S. holders may be subject to information reporting with respect to original issue discount or dividends on, and the proceeds of the sale or other disposition of, the debentures or Tyco common shares. Non-exempt U.S. holders that are subject to information reporting and that do not provide appropriate information when requested may be subject to backup withholding at a 31% rate. U.S. holders should consult their tax advisors.

Non-U.S. Holders

 Original Issue Discount and Disposition

   In general and subject to the discussion below under "--Backup Withholding and Information Reporting," a non-U.S. holder will not be subject to U.S. federal income or withholding tax with respect to original issue discount with respect to debentures, dividends with respect to common shares into which debentures have been converted, or gain upon the disposition of debentures or common shares, unless:

  . the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States, or

  . such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.

   U.S. trade or business income of a non-U.S. holder will generally be subject to regular U.S. income tax in the same manner as if it were realized by a U.S. holder. Non-U.S. holders that realize U.S. trade or business income with respect to the debentures or common shares should consult their tax advisers as to the treatment of such income or gain. In addition, U.S. trade or business income of a non-U.S. holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

 Backup Withholding and Information Reporting

   If the debentures, or Tyco common shares into which debentures have been converted, are held by a non-U.S. holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the debentures or Tyco common shares are held by a non-U.S. holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. holder fails to provide appropriate information. Non-U.S. holders should consult their tax advisers.

                            SELLING SECURITYHOLDERS

   The debentures were originally issued by the Company, guaranteed by Tyco and sold by Credit Suisse First Boston Corporation (the "Initial Purchaser") in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the debentures listed below and the Tyco common shares issued upon purchase by the Company or conversion, of such debentures. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

   The table below sets forth the name of each selling securityholder, the principal amount at maturity of debentures that each selling securityholder may offer pursuant to this prospectus and the number of Tyco common shares into which such debentures are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

   We have prepared the table below based on information given to us by the selling securityholders on or prior to March 30, 2001. However, any or all of the debentures or Tyco common shares listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of debentures or Tyco common shares that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date as of which the information in the table is presented.

   Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the debentures and Tyco common shares may rest with certain holders thereof not named in the table below and of whom we are unaware.

                              Aggregate
                              Principal                Number of
                              Amount at                   Tyco
                             Maturity of   Percentage    Common    Percentage of
                              Debentures       of        Shares     Tyco Common
                             That May be   Debentures   That May       Shares
           Name                  Sold      Outstanding Be Sold(1)  Outstanding(2)
           ----             -------------- ----------- ----------  --------------
Argent Convertible
 Arbitrage Fund Ltd. .....  $   20,000,000       *        173,832        *
Banc of America Securities
 LLC......................      36,000,000      1.2%      312,897        *
Bear Stearns & Co. Inc. ..      27,000,000       *        234,673        *
Black Diamond Offshore
 Ltd......................         874,000       *          7,596        *
CFFX, LLC.................      10,000,000       *         86,916        *
Double Black Diamond
 Offshore LDC.............       3,935,000       *         34,201        *
First Union International
 Capital Markets..........      20,000,000       *        173,832        *
First Union National
 Bank.....................      30,000,000       *        260,748        *
Granville Capital
 Corporation..............     165,000,000      5.4     1,434,114        *
Highbridge International
 LLC......................     110,000,000      3.6       956,076        *
JMG Capital Partners, LP..      83,750,000      2.8       727,921        *
JMG Triton Offshore Fund,
 Ltd......................      88,750,000      2.9       771,379        *
KBC Financial Products
 USA......................      11,500,000       *         99,953        *
Morgan Stanley & Co. .....     200,000,000      6.6     1,738,320        *
Salomon Smith Barney
 Inc......................      10,000,000       *         86,916        *
Spear, Leeds & Kellogg....       8,000,000       *         69,532        *
TQA Master Fund, Ltd......       5,500,000       *         47,803        *
TQA Master Plus Fund,
 Ltd......................       4,500,000       *         39,112        *
UBS O'Connor LLC F/B/O UBS
 Global Equity Arbitrage
 Master Ltd. .............      35,000,000      1.2       304,206        *
White River Securities
 L.L.C....................      27,000,000       *        234,673        *
Wilmington Trust Co As
 Owner Trustee for the
 Forrestal Funding Master
 Trust....................      28,000,000       *        243,364        *
Zola Partners L.P. .......       4,500,000       *         39,112        *
All other holders of
 debentures or future
 transferees, pledgees,
 donees, assignees or
 successors of any such
 holders(3)(4)............   2,105,691,000     69.4%   18,301,830       1.0%

Total.....................  $3,035,000,000    100.0%   26,379,006       1.5%

--------
 * Less than one percent (1%).

(1) Assumes conversion of all of the holder's debentures at a conversion rate of 8.6916 Tyco common shares per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment, however, as described under "Description of the Debentures--Conversion Rights-- Conversion Rate and Delivery of Tyco Common Shares." As a result, the number of Tyco common shares issuable upon conversion of the debentures may increase or decrease in the future. Does not include Tyco common shares that may be issued by us upon purchase of debentures by us at the option of the holder.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 1,753,548,058 Tyco common shares outstanding as of March 2, 2001. In calculating this amount for each holder, we treated as outstanding the number of Tyco common shares issuable upon conversion of all of that holder's debentures, but we did not assume conversion of any other holder's debentures. Does not include Tyco common shares that may be issued by us upon purchase of debentures by us at the option of the holder.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of debentures, or any future pledgees, donees, assignees, transferees or successors of or from any such other holders of debentures, do not beneficially own any Tyco common shares other than the Tyco common shares issuable upon conversion of the debentures at the initial conversion rate.

                              PLAN OF DISTRIBUTION

   We are registering the debentures and Tyco common shares covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the debentures and the Tyco common shares covered by this prospectus.

   We will not receive any of the proceeds from the offering of debentures or the Tyco common shares by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the debentures and Tyco common shares beneficially owned by them and offered hereby from time to time:

  . directly; or

  . through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the debentures and Tyco common shares for whom they may act as agent.

   The debentures and the Tyco common shares may be sold from time to time in one or more transactions at:

  . fixed prices, which may be changed;

  . prevailing market prices at the time of sale;

  . varying prices determined at the time of sale; or

  . negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the debentures or Tyco common shares offered by them hereby will be the purchase price of the debentures or Tyco common shares less discounts and commissions, if any.

   The sales described in the preceding paragraph may be effected in transactions:

  . on any national securities exchange or quotation service on which the debentures and Tyco common shares may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the Tyco common shares;

  . in the over-the-counter market;

  . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  . through the writing of options.

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

   In connection with sales of the debentures and the Tyco common shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the debentures and the Tyco common shares in the course of hedging their positions. The selling securityholders may also sell the debentures and Tyco common shares short and deliver debentures and the Tyco common shares to close out short positions, or loan or pledge debentures and the Tyco common shares to broker-dealers that in turn may sell the debentures and the Tyco common shares.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the Tyco common shares by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the debentures and the Tyco common shares offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the debentures and the Tyco common shares by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

   The outstanding Tyco common shares are listed for trading on the New York Stock Exchange.

   The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the debentures or the Tyco common shares may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the debentures or the Tyco common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

   The debentures were issued and sold in February 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify the Initial Purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, the Initial Purchaser and each other selling securityholder, against specified liabilities arising under the Securities Act.

   The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying Tyco common shares by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying Tyco common shares to engage in market-making activities with respect to the particular debentures and the underlying Tyco common shares being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the debentures and the underlying Tyco common shares and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying Tyco common shares.

   We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

  . the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder;

  . the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision; and

  . sale to the public under Rule 144 of all the securities registered thereunder.

Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of debentures and Tyco common shares pursuant to the registration statement to which this prospectus relates.

                        ENFORCEMENT OF CIVIL LIABILITIES

   The Company is a Luxembourg company and Tyco is a Bermuda company. The Company and Tyco have consented in the indenture to jurisdiction in the United States federal and state courts in The City of New York and to service of process in The City of New York in any legal suit, action or proceeding brought to enforce any rights under or with respect to the indenture, the debentures and the guarantees. However, substantially all of the Company's directly held assets consists of shares in its wholly-owned subsidiary Tyco Group S.ar.l., a Luxembourg company which, through its subsidiaries, owns a substantial majority of the assets of the Company. A substantial majority of Tyco's directly held assets consists of shares in the Company. Accordingly, any judgment against the Company or Tyco in respect of the indenture, the debentures or the guarantees, including for civil liabilities under the United States federal securities laws, obtained in any United States federal or state court may have to be enforced in the courts of Luxembourg or Bermuda. Investors should not assume that the courts of Luxembourg or Bermuda would enforce judgments of United States courts obtained against the Company or Tyco predicated upon the civil liability provisions of the United States federal securities laws or that such courts would enforce, in original actions, liabilities against the Company or Tyco predicated solely upon such laws.

                                 LEGAL MATTERS

   Certain U.S. legal matters regarding the debentures are being passed upon for us by Wilmer, Cutler & Pickering, Washington, D.C., counsel to Tyco and the Company. Certain matters under the laws of Bermuda related to the guarantees and the Tyco common shares are being passed upon for Tyco by Appleby Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Michael L. Jones, Secretary of Tyco, is a partner of Appleby Spurling & Kempe. Certain matters under the laws of Luxembourg related to the debentures are being passed upon by Beghin & Feider in association with Allen & Overy, Luxembourg counsel to the Company. Wilmer, Cutler & Pickering will rely on Appleby Spurling & Kempe with respect to matters of Bermuda law and on Beghin & Feider in association with Allen & Overy, with respect to matters of Luxembourg law.

                                    EXPERTS

   The consolidated financial statements and financial statement schedule of Tyco International Ltd. as of September 30, 2000 and 1999, and for each of the three years in the period ended September 30, 2000, included in Tyco International Ltd.'s Annual Report on Form 10-K filed on December 21, 2000, and incorporated by reference into this document, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to a certain subsidiary its opinion is based upon the report of other independent accountants, namely Arthur Andersen LLP (as it relates to the consolidated balance sheet of AMP Incorporated and subsidiaries as of September 30, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 1998). We have also included in the registration statement our financial statement schedule for the same periods along with the PricewaterhouseCoopers report on that schedule. The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance on said reports given on the authority of such firms as experts in auditing and accounting.

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